UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Delaware Wilshire Private Markets Fund

(Name of Subject Company (Issuer))

Delaware Wilshire Private Markets Fund

(Name of Filing Person(s))

Institutional Class Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Beattie

c/o SEI Investments

One Freedom Valley Drive

Oaks, Pennsylvania 19456

1-610-676-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Sean Graber, Esq.

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, Pennsylvania 19103

1-215-963-5598

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on January 31, 2024 by Delaware Wilshire Private Markets Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in an amount up to 100% of the Shares outstanding as of February 29, 2024 on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (b) and (c) to the Statement on January 31, 2024.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 4:00 p.m., Eastern Time, on February 29, 2024.

2. Valuation Date of the Shares tendered pursuant to the Offer was February 29, 2024.

3. The net asset value of the Shares tendered pursuant to the Offer were calculated as of February 29, 2024 in the amount of $535,418.75 for Institutional Class Shares.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Ten (10)  Shareholders whose tenders were accepted for purchase by the Fund; therefore, the Fund paid each Shareholder 100% of the Shareholder’s unaudited net asset value of the Shares tendered. The payments were wired to the account designated by each Shareholder in their Letter of Transmittal by March 19, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELAWARE WILSHIRE PRIVATE MARKETS FUND

By:	/s/ Andrew Metzger
Name:	Andrew Metzger
Title:	Treasurer, Controller and Chief Financial Officer

April 23, 2024